No. 7/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: February 11, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

swisscom

The following is an electronic press release of Swisscom AG

Disclosure of Shareholdings pursuant to the Swiss Stock Exchange Act

Berne, this February 11, 2002 -- In accordance with article 20 Stock Exchange Act (SEA) and article 15 Ordinance of the Federal Banking Commission (SESTO-FBC), Swisscom AG was notified by the companies below as follows:

The Capital Group Companies, Inc. (CGC), 333 South Hope Street, Los Angeles, C.A., USA, together with Capital Research and Management Company (CRMC), 333 South Hope Street, Los Angeles, C.A., USA, Capital Guardian Trust Company, 11100 Santa Monica Blvd. 15th Fl., Los Angeles, C.A., USA, Capital International Limited, 25 Bedford St., London, UK, Capital International, Inc., 11100 Santa Monica Blvd. 15th Fl., Los Angeles, C.A., USA und Capital International S.A., Place des Bergues 3, 1201 Geneva, hold as organized group in terms of article 15 SESTO-FBC and acquirors in terms of article 9(2) SESTO-FBC as of February 5, 2002, a total number of 3,703,716 registered shares of Swisscom AG, representing 5.04% of the total voting rights in the share capital of Swisscom AG. CRMC is a wholly owned subsidiary of CGC; the other companies mentioned above are wholly owned by Capital Group International, Inc., which in turn is wholly owned by CGC (for more information see, www.capgroup.com). The representative of the group for the purpose of this disclosure is Mr Inmo Khang, Compliance Associate, The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, C.A., 90071, USA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: ....
Name: Dr. Markus Kick
Title: Senior Counsel
Head of GLS-Corporate & Financial Law

Date: February 11, 2002